VIA FACSIMILE (202-772-9203) AND EDGAR
September 29, 2009
Ibolya Ignat, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Spectrum Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2008, as filed on March 31, 2009 File No. 000-28782
Dear Ms. Ignat:
Pursuant to our telephone discussion today, we are pleased to present in this letter our proposed disclosure responsive to comment 2, as set forth in the Staff’s original Comment Letter, dated August 24, 2009, as supplemented based upon your verbal comments today. Our response is preceded by a reproduction of the corresponding Staff comment 2, as set forth in the Staff’s original Comment Letter.
Comment 2: Revise your disclosures in MD&A related to estimates of items that reduce gross revenue such as reserves for returns and allowances including promotional adjustments, price adjustments and others as appropriate as follows:
•	disclose the nature and amount of each accrual at the balance sheet date

•	disclose the factors that you consider in estimating each accrual

•	disclose the major terms of material arrangements/agreements

•	disclose a roll forward of the liability for each estimate for each period presented showing the following:
•	Beginning balance;

•	Current provision related to sales made in the current period;

•	Current provision related to sales made in the prior periods;

•	Actual returns or credits in current period related to sales made in the current period;

•	Actual returns or credits in current period related to sales made in the prior periods;

•	Ending balance
Response 2: In consideration of the Staff’s comment, we will expand our disclosures in the MD&A, to include a description of estimates of items that reduce gross revenue such as reserves for product returns and allowances including promotional adjustments, price adjustments and others as appropriate in future quarterly and annual filings on Forms 10-Q and 10-K (beginning with the quarter ending September 30, 2009). The requested additional disclosure will read as follows:
Nature of each accrual that reduces gross revenue to net revenue
Provisions for product returns, sales discounts and rebates and estimates for chargebacks are established as a reduction of product sales revenue at the time revenues are recognized. Such estimated amounts are deducted from our gross sales to determine our net revenues and gross receivables to net receivables. Changes in our estimates, if any, would be recorded in the income statement in the period the change is determined. If we materially over or under estimate the amount, there could be a material impact on our financial statements.

For the nine-month periods ended September 31, 2009 and 2008, the following is a roll forward of the provisions for return, discounts and rebates and chargebacks allowances and estimated doubtful account allowances.

($ in Thousands)
	Chargebacks &		Doubtful
Schedule of Allowances for Receivables	Discounts	Returns	Accounts	Total
Period ending September 30, 2009:
Balances at beginning of the period

Provisions:
Related to the sales of current fiscal year
Related to the sales of prior fiscal years

Credits or actual allowances:
Related to sales from current fiscal year
Related to sales from prior fiscal years

Balances at the close of the period

Prior ending September 30, 2008:
Balances at beginning of period

Provisions:
Related to the sales of current fiscal year
Related to the sales of prior fiscal years

Credits or actual allowances:
Related to sales from current fiscal year
Related to sales from prior fiscal years

Balances at the close of the period

Discounts and rebates
Discounts (generally prompt payment discounts) are accrued at the end of every reporting period based on the gross sales made to the customers during the period and based on their terms of trade for a product. We generally review the terms of the contracts, specifically price and discount structures, payment terms, etc. in the contracts between the customer and us to estimate the discount accrual.
Customer rebates are estimated at every period end, based on direct purchases, depending on whether any rebates have been offered, The rebates are recognized when products are purchased and a periodic credit is given. Medicaid rebates are based on the data we receive from the public sector benefit providers, which is based on the final dispensing of our product by a pharmacy to a benefit plan participant.
Chargebacks
Chargebacks represent a provision against gross accounts receivable and related reduction to gross revenue. A chargeback is the difference between the price the wholesale customer (in our case, the GPOs) pays (wholesale acquisition cost or “WAC’) and the price (contracted price) that the GPO’s end-customer pays for a product (contracted customer). We accrue for chargebacks in the relevant period on the presumption that all units of product sold to the GPOs will get charged back. We estimate chargebacks at the time of sale of our products to the GPOs based on:
(1)	volume of all products sold to GPOs and the applicable chargeback rates for the relevant period;

(2)	applicable WAC and the contract prices agreed with the GPOs; and

(3)	the information of inventories remaining on hand at the GPOs at the end of the period, actual chargeback reports received from our primary GPO customers as well as the chargebacks not yet billed (product shipped less the chargebacks already billed back) in the calculation and validation of our chargeback estimates and reserves.

Product returns allowances
Customers are typically permitted to return products within 30 days after shipment, if incorrectly shipped or not ordered, and within a window of time 6 months before and 12 months after the expiration of product dating, subject to certain restocking fees and preauthorization requirements, as applicable. Currently, our returns policy does not allow for replacement of product and hence, the requirements of footnote 3 of SFAS 48 do not apply. The returned product is destroyed if it is damaged, quality is compromised or past its expiration date. Based on our returns policy, we refund the sales price to the customer as a credit and record the credit against receivables. In general returned product is not resold. As of each balance sheet date, we estimate potential returns, based on several factors, including: inventory held by distributors, sell through data of distributor sales to end users, customer and end-user ordering and re-ordering patterns, aging of accounts receivables, rates of returns for directly substitutable products and pharmaceutical products for the treatment of therapeutic areas similar to indications served by our products, shelf life of our products and based on the extensive experience of our management with selling the similar oncology products. We record an allowance for future returns by debiting Revenue, thereby reducing gross revenues and crediting a reserve for returns to reduce gross receivables.
Doubtful Accounts
An allowance for doubtful accounts is estimated based on the customer payment history and a review of the aging of the accounts receivables as of the balance sheet date. We accrue for such doubtful accounts by recording an expense and creating an allowance for such accounts. If we are privy to information on the solvency of a customer or observe a payment history change, we make an estimate of the accrual for such doubtful receivables or even write the receivable off.
In providing our responses to the Staff’s comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 743-9220, or William N. Pedranti, the Company’s General Counsel, at (949) 743-9206.

Very truly yours,
SPECTRUM PHARMACEUTICALS, INC.

/s/ Shyam Kumaria

Shyam Kumaria
Vice President, Finance

cc:	William Pedranti, Esq., Vice President and General Counsel